RECEIVED
FEB 2 8 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 192

06002920

SECURITIES A
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANCOCK INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 CitiPlace Drive, Suite 100
(No. and Street)

Baton Rouge (City) LA (State) 70808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen (225) 248-7328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North, Suite 1800 (Address) Birmingham (City) AL (State) 35203 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy R. Bluth, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified as that of a customer of the Company's financial statements as of December 31, 2005.

Signature

PRESIDENT/CEO

Title

Notary Public 2/15/07

CONTENTS OF REPORT

This report contains (check all applicable boxes)

√ (a) Facing page
√ (b) Consolidated Statements of Financial Condition
√ (c) Consolidated Statements of Income
√ (d) Consolidated Statements of Stockholder's Equity
√ (e) Consolidated Statements of Cash Flows
√ (f) Statements of Changes in Liabilities Subordinated to Claims of General Creditors
√ (g) Notes to Consolidated Financial Statements
√ (h) Computation of Net Capital
√ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
√ (j) An Oath or Affirmation

For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).

KPMG

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Hancock Bank)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

(Filed as Confidential Information)

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Shareholder
Hancock Investment Services, Inc.:

We have audited the accompanying consolidated statements of financial condition of Hancock Investment Services, Inc. and subsidiaries (the Company) (a wholly owned subsidiary of Hancock Bank) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hancock Investment Services, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic 2005 consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 consolidated financial statements taken as a whole.

KPMG LLP

February 18, 2006

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Consolidated Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	3,907,268	3,310,937
Restricted cash		50,000	50,000
Accounts receivable		260,270	287,214
Securities owned, at fair value		181,102	160,126
Furniture and equipment, less accumulated depreciation of $202,713 in 2005 and $177,082 in 2004		40,062	56,673
Other assets		109,611	89,496
Total assets	$	4,548,313	3,954,446
Liabilities and Stockholder's Equity			
Accounts payable and accrued expenses	$	490,627	393,509
Due to Hancock Holding Co.		165,913	255,820
Total liabilities		656,540	649,329
Stockholder's equity:			
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares		1,000	1,000
Contributed capital		879,000	879,000
Retained earnings		3,011,773	2,425,117
Total stockholder's equity		3,891,773	3,305,117
Total liabilities and stockholder's equity	$	4,548,313	3,954,446

See accompanying notes to consolidated financial statements.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Consolidated Statements of Income

Years ended December 31, 2005 and 2004

		2005	2004
Revenues:			
Income from sales of annuity contracts	$	2,917,784	3,240,240
Commission income		936,714	724,224
Fee income		1,314,520	671,164
Interest, dividends, and other income		155,282	68,469
Total revenues		5,324,300	4,704,097
Expenses:			
Employee compensation and benefits		3,179,032	2,971,535
Occupancy and equipment		146,186	149,094
Brokerage clearing fees		166,834	259,490
Data processing		382,778	294,960
Other expenses		543,351	677,107
Total expenses		4,418,181	4,352,186
Income before income taxes		906,119	351,911
Income taxes		319,463	134,606
Net income	$	586,656	217,305

See accompanying notes to consolidated financial statements.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Consolidated Statements of Stockholder's Equity

Years ended December 31, 2005 and 2004

		Common stock	Contributed capital	Retained earnings	Total
Balance, December 31, 2003	$	1,000	879,000	2,207,812	3,087,812
Net income		—	—	217,305	217,305
Balance, December 31, 2004		1,000	879,000	2,425,117	3,305,117
Net income		—	—	586,656	586,656
Balance, December 31, 2005	$	1,000	879,000	3,011,773	3,891,773

See accompanying notes to consolidated financial statements.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

Years ended December 31, 2005 and 2004

There were no liabilities subordinated to claims of general creditors as of and for the years ended December 31, 2005 and 2004.

See accompanying notes to consolidated financial statements.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Hancock Bank)

Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	586,656	217,305
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		25,637	34,899
(Increase) decrease in accounts receivable		26,944	(90,802)
Decrease in securities owned		(20,976)	(31,781)
Increase in other assets		(20,115)	(27,530)
Increase in accounts payable and accrued expenses		97,118	33,504
Increase (decrease) in due to Hancock Holding Co.		(89,907)	176,390
Net cash provided by operating activities		605,357	311,985
Cash flows from investing activities:			
Purchases of furniture and equipment, net		(9,026)	(18,978)
Net cash used in investing activities		(9,026)	(18,978)
Net increase in cash and cash equivalents		596,331	293,007
Cash and cash equivalents, beginning of year		3,310,937	3,017,930
Cash and cash equivalents, end of year	$	3,907,268	3,310,937
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	15,575	134,606

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

Hancock Investment Services, Inc. (the Company) is engaged in the brokerage business and is a wholly owned subsidiary of Hancock Bank (the Parent), which is a wholly owned subsidiary of Hancock Holding Company.

The Company, as an introducing broker, executes securities transactions on behalf of its customers through a clearing broker who carries accounts on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts.

(b) Consolidation

The consolidated financial statements include the accounts of the Company and its three wholly owned subsidiaries, Hancock Investment Services of Mississippi, Inc., Hancock Investment Services of Louisiana, Inc., and Hancock Investment Services of Florida, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(d) Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

(e) Securities owned

Marketable securities are stated at fair value based on quoted market price.

(f) Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

(g) Income Taxes

The Company files a consolidated federal income tax return with Hancock Holding Company and determines its tax expense or benefit on a separate return basis. The Company recognizes tax benefits to the extent they are utilized in the consolidated return. Deferred tax liabilities as of December 31, 2005 and 2004 amounted to $13,633 and $0, respectively, which related to certain

(Continued)

prepaid items. The effective income tax rate differs from the statutory rate primarily as a result of the state income tax provision.

(h) ***Revenue Recognition***

Securities transactions and related revenue are normally recorded in the accounts on a settlement date basis which is not materially different from the trade date. Annuity revenues are normally recorded in the accounts when the contract is sold. Other fee income represents distribution fees on mutual fund sales, which is paid to the Company over a period of time based on a percentage of the fund's daily net asset levels, together with a deferred sales charge, which is a commission paid to Company at the time the shareholder exits the fund. Deferred sales charges are often charged to the shareholder in decreasing amounts over time. Other fee income is recognized as earned by the Company.

(i) ***Commissions***

Commissions are recorded as securities transactions occur and are also paid to the employees on a settlement date basis which is not materially different from the trade date.

(j) ***Recent Accounting Pronouncements***

There have been no recent accounting pronouncements issued which materially affect the Company's financial position or results of operations.

(k) ***Reclassification***

Certain amounts in the 2004 financial statements have been reclassified to conform with the 2005 presentation.

(2) Related Party Transactions

The Company operates in facilities that are owned by its parent and by another subsidiary of Hancock Holding Company for which $104,656 and $100,086 was charged in 2005 and 2004, respectively, for rent and other occupancy costs.

Approximately $133,000 and $65,000 of cash and cash equivalents at December 31, 2005 and 2004, respectively, was held at Hancock Bank. The balance was held in a money market account by the trust department of Hancock Bank, a portion of which balance was held in a brokerage account held by the Company's clearing firm and the remainder of which was held in a cash investment account.

(3) Clearing Organization

The Company has an agreement with National Financial Services, LLC, whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of $50,000 be maintained by the Company. This amount is reflected as restricted cash on the accompanying consolidated statements of financial condition.

(Continued)

(4) Regulatory Requirements

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2005 and 2004, respectively, the Company had net capital of $3,445,921 and $2,843,996, which was $3,195,921 and $2,593,996 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $656,540 and $649,329 at December 31, 2005 and 2004, respectively, and its ratio of aggregate indebtedness to net capital was 0.19 to 1 and 0.23 to 1 at December 31, 2005 and 2004, respectively.

The Company has entered into a written agreement with its clearing firm which requires that clearing firm to perform a proprietary account of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

(5) Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2005 and 2004. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

(6) Commitments and Contingencies

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects the ultimate resolution of these and other matters will not have a material effect on the Company's results of operations or financial position.

(7) Reconciliation of Statement of Financial Condition

The following represents a reconciliation between the unaudited Form X-17a-5 statement of financial condition and the audited statement of financial condition as of December 31, 2005:

	Balance per unaudited Form X-17a-5	Reclassifying entries Debit	Reclassifying entries Credit	Balance per audited statement of financial condition
Assets:				
Cash and cash equivalents	$ 133,203	3,774,065	—	3,907,268
Restricted cash	—	50,000	—	50,000
Accounts receivable	—	260,270	—	260,270
Receivables from brokers or dealers	312,939	—	312,939	—
Securities owned, at fair value	3,955,167	10,554	3,784,619	181,102
Furniture and equipment	40,062	—	—	40,062
Other assets	106,942	2,669	—	109,611
Total assets	$ 4,548,313	4,097,558	4,097,558	4,548,313
Liabilities and stockholder's equity:				
Due to Hancock Holding Company	$ —	—	165,913	(165,913)
Payables to brokers or dealers	(24,433)	24,433	—	—
Accounts payable and accrued expenses	(632,107)	165,913	24,433	(490,627)
Total liabilities	(656,540)	190,346	190,346	(656,540)
Common stock	(1,000)	—	—	(1,000)
Additional paid-in capital	(879,000)	—	—	(879,000)
Retained earnings	(3,011,773)	—	—	(3,011,773)
Total stockholder's equity	(3,891,773)	—	—	(3,891,773)
Total liabilities and stockholder's equity	$ (4,548,313)	190,346	190,346	(4,548,313)

Schedule 1

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2005

Net capital:		
Total stockholder's equity, qualified for net capital	$	3,891,773
Less nonallowable assets:		
Retail receivables and other assets		303,143
Furniture and equipment, net		40,062
Total deductions		343,205
Net capital before haircuts on securities positions		3,548,568
Less haircuts		102,647
Net capital	$	3,445,921
Aggregate indebtedness	$	656,540
Net capital requirement – greater of $250,000 or 6–2/3% of aggregate indebtedness	$	250,000
Excess net capital	$	3,195,921
Aggregate indebtedness to net capital ratio		19.05%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this audited Computation of Net Capital (Schedule 1) prepared by Hancock Investment Services, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2005, filed by the Company.

See accompanying independent auditors' report.

Schedule 2

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Computation for Determination of Reserve Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2005 and 2004

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report.

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report on Internal Control Required by Rule 17a-5

The Board of Directors
Hancock Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Hancock Investment Services, Inc. and subsidiaries (the Company) (a wholly owned subsidiary of Hancock Bank) for the year ended December 31, 2005 on which we have issued our report thereon dated February 18, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5g under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 18, 2006